SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 11-K

______________________________

[✓]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission File No. 1-13934

A.

Full title of the plan and address of the plan, if different from that of the issuer named below:

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MIDWEST AIR GROUP, INC.

6744 South Howell Avenue

Oak Creek, Wisconsin 53154-1402

REQUIRED INFORMATION

The following financial statements and schedules of the Midwest Airlines Savings and Investment Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Midwest Airlines Savings and Investment Plan

(Formerly the Midwest Express Airlines Savings and Investment Plan)

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, and
Report of Independent Registered
Public Accounting Firm

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

(Formerly the Midwest Express Airlines Savings and Investment Plan)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4–8

SUPPLEMENTAL SCHEDULE—	9

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	10

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Midwest Air Group, Inc.
and the Trustees and Participants in the
Midwest Airlines Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Midwest Airlines Savings and Investment Plan (the “Plan”) (formerly the Midwest Express Airlines Savings and Investment Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate n the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 26, 2006

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN (Formerly the Midwest Express Airlines Savings and Investment Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Cash and cash Equivalents	$ 566	$ 7,381
Investments – at fair value:
Investment in Master Trust	15,877,657	17,936,259
Common stocks	1,193	1,750
Mutual funds	53,582,953	46,860,192
Common/collective funds	14,259,186	13,119,222
Participant loans	1,716,208	1,780,785

Total investments	85,437,197	79,698,208

Receivables:
Participants’ contributions	217,891	196,288
Accrued interest and dividends	35,147	25,756
Due from Broker for securities sold	2,054	12,261

Total receivables	255,092	234,305

Total assets	85,692,855	79,939,894

LIABILITIES:
Due a broker for securities purchased	246,030	41,527
Accrued expenses	5,264	5,211

Total liabilities	251,294	46,738

NET ASSETS AVAILABLE FOR BENEFITS	$85,441,561	$79,893,156

See notes to financial statements.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN (Formerly the Midwest Express Airlines Savings and Investment Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Investment income:
Interest in earnings of master trust	$598,752	$1,259,416
Net appreciation in fair value of investments	4,026,157	5,788,289
Interest and dividends	825,562	718,243

Net investment income	5,450,471	7,765,948

Contributions
Participants	5,494,992	5,322,528
Participant rollovers	166,036	87,103
Net transfers from Skyway Airlines, Inc. 401(k) Plan	474,993	84,885

Total contributions	6,136,021	5,494,516

Total additions	11,586,492	13,260,464

DEDUCTIONS:
Distributions to participants	5,933,732	5,316,749
Administrative expenses	104,355	109,019
Net transfers to Skyway Airlines, Inc. 401(k) Plan	________	________

Total deductions	6,038,087	5,425,768

INCREASE IN NET ASSETS	5,548,405	7,834,696

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	79,893,156	72,058,460

End of year	$85,441,561	$79,893,156

See notes to financial statements.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

(Formerly the Midwest Express Airlines Savings and Investment Plan)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.

DESCRIPTION OF THE PLAN

The following brief description of the Midwest Airlines Savings and Investment Plan (the “Plan”) is provided for general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) savings plan covering all full- and part-time employees of Midwest Airlines, Inc. (the “Company”) (formerly Midwest Express Airlines, Inc.). Full-time employees are eligible to participate after completing one full calendar month of service and part-time employees are eligible to participate after 12 months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year participants may contribute up to 50% of their pretax annual compensation, as defined in the plan, subject to certain Internal Revenue Code (“IRC”) limitations. In addition, participants may contribute up to 10% of their after tax compensation, subject to IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employer contributions are made at the discretion of the Board of Directors of the Company. Participants age 50 or over are eligible to make catch-up contributions based on the provisions of the plan.

The Plan previously included an employer matching contribution equal to 50% of the first 6% of base compensation that a participant contributed to the Plan. Effective October 1, 2001, all matching contributions were temporarily suspended. The Plan also includes a profit sharing contribution to be made at the discretion of the Company. No profit sharing contributions were made in 2005 or 2004.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Company contributions, Plan earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant is vested based on years of service and is 100% vested after five years of credited service per the schedule below, upon death, total disability, or attainment of the age of 65 in the employer’s matching and profit sharing contribution portion of their account.

Years of Service	Percentage

Less than 2 years	0%
2 years	25
3 years	50
4 years	75
5 years	100

Investment Options—Prior to July 10, 2003, all employer contributions were initially invested in the Midwest Air Group, Inc. Common Stock Fund. Employer contributions to the Midwest Air Group, Inc. Common Stock Fund could be immediately transferred to other investment options by the participant, with the exception of the initial profit sharing contribution at Plan inception which was, prior to July 10, 2003, required to remain in the Midwest-Air Group, Inc. Common Stock Fund. Participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Certain participants from a prior plan with a prior parent company of the Company have investments in Kimberly Clark Corporation common stock. Participants are able to keep their balances in this investment, however it is no longer an investment option available to participants.

Effective July 10, 2003, the Company approved the suspension of the Midwest Air Group, Inc. Common Stock Fund as an investment option, until further notice. For those participants that designated the Midwest Air Group, Inc. Common Stock Fund as an investment option, as of July 10, 2003, contributions are invested in the M&I Stable Principal Fund, unless otherwise directed by the participant. Participants have the option of leaving their existing balance in the Midwest Air Group, Inc. Common Stock Fund or transferring all or part of the balance to another investment option offered by the Plan as of the date noted above.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.00% to 8.50% and 4.00% to 9.50% at December 31, 2005 and 2004, which are commensurate with prevailing rates for commercial loans as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits—Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions only. Their after-tax contribution account may be withdrawn for any reason. Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $5,000. If the balance exceeds $5,000, distribution will be made only if the participants consent.

Forfeited Accounts—Effective June 25, 2003, forfeitures from December 31, 2001, and thereafter will be used to pay plan expenses. At December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $13,000 and $6,000, respectively.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties —The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Interest in Master Trust—The Plan participates in the Midwest Express Holdings, Inc. Master Trust (the “Master Trust”), which was established as of January 1, 1997, to hold the Plan’s and an affiliate’s plan investments in the common stock of the Midwest Air Group, Inc., the Company’s parent company, the common stock of Kimberly-Clark Corporation (the Company’s prior parent company) and the common stock of Neenah Paper, Inc. Investment income, realized gains and losses on investment transactions, expenses, and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

Investment Valuation and Income Recognition—Investments are stated at fair value based on quoted or reported market values. Participant loans are valued at the outstanding loan balance. The Plan invests in the M&I Stable Principle Fund, a common collective trust that invests in fully benefit responsive guaranteed investment contracts (“GICs”). The GIC’s are recorded at contract value, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expense—The Company has the option to have expenses paid by the Plan. During 2005, administrative expenses were paid by the Plan.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Transfers—The Company’s parent company, Midwest Air Group, Inc., also sponsors another defined contribution plan. As employees change their status with the parent company, their account balances are transferred to the appropriate plan.

3.

RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of common collective funds managed by Marshall & Ilsley (“M&I”) Trust Company. M&I Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, certain investments in the Master Trust are Midwest Air Group, Inc. common stock, the Plan sponsor’s parent company.

4.

INTEREST IN MASTER TRUST

Investments held in the Master Trust at December 31, 2005 and 2004, were as follows:

	2005	2004

Cash and cash equivalents	$ 429,091	$ 579,778
Midwest Air Group, Inc. common stock	3,454,195	2,145,080
Kimberly-Clark Corporation common stock	12,107,996	15,099,183
Neenah Paper, Inc. common stock	-	229,015
Accrued interest income	91,397	88,527

Total investments	$16,082,679	$18,141,583

As of December 31, 2005 and 2004, the Master Trust held 612,446 shares and 737,141 shares, respectively, of Midwest Air Group, Inc. common stock.

The Plan’s interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 99% at December 31, 2005 and 2004, respectively.

The net investment gain of the Master Trust for the year ended December 31, 2005 and 2004, was as follows:

Net decrease in fair value of investments – common stocks	$ 386,514	$ 846,835
Interest and dividends	248,487	427,780

Net investment gain	$ 635,001	$1,274,615

5.

INVESTMENTS

The fair value of investments that individually represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, consisted of the following:

	2005	2004

Interest in Midwest Express Holdings, Inc. Master Trust*	$15,877,657	$17,936,259
M&I Diversified Stock Portfolio*	5,995,516	6,282,810
Vanguard Institutional Index Fund	9,042,819	9,394,169
M&I Stable Principal Fund*	5,152,084	4,062,021
Vanguard International Growth Fund	7,855,480	5,891,354
American Growth Fund	4,494,934	-
Legg Mason Value Trust Income	6,388,609	5,551,791
Calamos Growth Fund	7,581,347	7,124,200
Vanguard Explorer Fund	6,929,348	6,646,883

*Party-in-interest

The Plan’s investments (except investment in Master Trust), including investments bought, sold, and held during the year ended December 31, 2005 and 2004, appreciated in value as follows:

	2005	2004
Common collective funds	$ 615,532	$ 895,748
Mutual funds	3,410,615	4,892,541

Net appreciation in fair value of other investments	$4,026,147	$5,788,289

6.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants would become 100% vested in their employer contributions.

7.

FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

******

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Description	Current Value

Interest in Midwest Express Holdings, Inc. Master Trust - 99% interest*	$15,877,657

Common stock:
Kimberly-Clark Corporation common stock	1,193
Midwest Air Group, Inc. common stock	-

Common collective funds:
M&I Diversified Stock Portfolio*	5,995,516
M&I Stable Principle Fund*	5,152,084
M&I Growth Balanced Portfolio*	2,441,225
M&I Diversified Income Portfolio*	670,361

Mutual Funds:
Calamos Growth Fund	7,581,347
Legg Mason Value Trust Income	6,388,609
Marshall Mid-Cap Value Fund*	3,640,432
Marshall Government Income Fund*	1,981,880
American Growth Fund of America	4,494,934
Vanguard Institutional Index Fund	9,042,819
Vanguard International Growth Fund	7,855,480
Vanguard Total Bond Market Index Fund	1,859,326
Vanguard Explorer Fund	6,929,348
Royce Total Return Fund	3,808,778

Participant loans - interest at rates ranging from 4.0% to 8.5%*	1,716,208

TOTAL INVESTMENTS	$85,437,197

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Midwest Airlines Savings and Investment Plan Advisory Committee, which administers the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

June 28, 2006

By:

/s/ Curtis E. Sawyer

Curtis E. Sawyer

Member of the Midwest Airlines
Savings and Investment Plan Advisory
Committee

EXHIBIT INDEX

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Exhibit No.	Description

23	Consent of Deloite & Touche, LLP, Independent Registered Public Accounting Firm